Exhibit 15.2

Consent of KPMG, Independent Registered Public Accounting Firm

The Board of Directors

Sify Technologies Limited:

We consent to the incorporation by reference in the registration statement (No. 333-165248) on Form S-8 of Sify Technologies Limited and subsidiaries of our report dated November 30, 2010 with respect to the consolidated statements of income, comprehensive income, changes in equity and cash flows of Sify Technologies Limited for the year ended March 31, 2010 which report appears in the March 31, 2012 annual report on Form 20-F of Sify Technologies Limited.

Our report states that we were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively revise the segment disclosures as described in note 34 to the consolidated financial statements under the heading “reorganization of business segments”. Those adjustments were audited by a successor auditor.

/s/ KPMG

KPMG

Chennai, India

August 13, 2012